July 12, 2013

Via EDGAR

Lyn Shenk

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington DC 20549

Dear Mr. Shenk:

Re:	Reed Elsevier PLC

Form 20-F for Fiscal Year Ended December 31, 2012

Filed March 12, 2013

File No. 001-13334

Reed Elsevier NV

Form 20-F for Fiscal Year Ended December 31, 2012

Filed March 12, 2013

File No. 001-13688

We are writing to respond to the comments set forth in the letter of the staff of the Securities and Exchange Commission (the “staff”) dated June 11, 2013 (the “comment letter”) relating to the above-referenced Annual Report on Form 20-F. Our Annual Report on Form 20-F for the year ended December 31, 2013 (“Annual Report 2013”) will incorporate additional information and disclosures as reflected in our responses to the staff’s comments below.

In responding to your comments, Reed Elsevier PLC and Reed Elsevier NV (“the Companies”) acknowledge that:

•	they are responsible for the adequacy and accuracy of the disclosure in the filing;

•	the staff’s comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	they may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience we have repeated below in italics the comments set forth in the comment letter.

Reed Elsevier PLC	1-3 Strand London WC2N 5JR	Telephone +44 (0)20 7930 7077 Fax +44 (0)20 7166 5799 www.reedelsevier.com	Registered Office 1-3 Strand, London WC2N 5JR Registered in England number 77536

General

1.	In your letter to us dated July 31, 2007, you discussed your contacts with Cuba and Syria. Also, we are aware of media reports that since your referenced letter, Elsevier has sold products in Syria, and Reed Exhibitions has organised an exhibition with Sudan as a confirmed participant. Cuba, Sudan, and Syria are designated as state sponsors of terrorism by the U.S. Department of State, and are subject to U.S. economic sanctions and export controls. Your Form 20-F does not include information about contacts with those countries. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Sudan, and Syria, whether through direct or indirect arrangements, for the last three fiscal years and the subsequent interim period. Your response should describe any products, information, or services you have provided or intend to provide into Cuba, Sudan, and Syria, directly or indirectly, and any agreements, arrangements, or other contacts you have had or intend to have with the governments of those countries or entities they control.

Our response to this comment is provided by reportable segment to facilitate a clear explanation. Quantitative information regarding the subsequent interim period is not yet available as we report semi-annually; we expect that information for the six months ended June 30, 2013 will be available on or about July 25, 2013.

Elsevier

Elsevier is a collective term for a group of legal entities within Reed Elsevier engaged in scientific, technical and medical publishing. Total revenues for Elsevier in the three years ended December 31, 2010, 2011 and 2012 were £2.0 billion, £2.1 billion and £2.1 billion, respectively.

With respect to Elsevier, sales in Cuba, Sudan and Syria (the “referenced countries”) during the last three fiscal years and the subsequent interim period represent sales of Elsevier printed journals and subscriptions to Elsevier scientific and medical databases. Non-U.S. companies within Elsevier have identified subscriptions by persons or entities with correspondence addresses in the referenced countries to electronic editions of journals and Elsevier scientific and medical databases. Total revenues from these countries were £0.28 million, £1.7 million and £0.28 million for the years ended December 31, 2010, 2011 and 2012, respectively, or less than 0.1% of the revenue of Elsevier for each of those years.

To the extent that the transactions involve intellectual property owned by U.S. companies, the OFAC regulations do not apply, as these commercial transactions involve informational materials, and the OFAC regulations include a General License permitting such transactions. All transactions between Elsevier and persons or entities from the referenced countries are in compliance with applicable laws in the relevant jurisdictions. We expect to continue to provide, in future periods, products in nature similar to those outlined above, and in a similar immaterial quantum.

Reed Exhibitions

Reed Exhibitions is a collective term for a group of legal entities that organise trade shows and conferences. Reed Exhibitions’ portfolio of exhibitions and conferences serves 44 industry sectors across the Americas, Europe, the Middle East, Africa and Asia Pacific. The services provided by Reed Exhibitions companies to exhibitors principally consist of the provision of a stand at an event and the promotion of that event to potential visitors. Total revenues for Reed Exhibitions for the years ended December 31, 2010, 2011 and 2012 were £693 million, £707 million and £854 million respectively.

The U.S. member companies of Reed Exhibitions have not entered into any transactions with persons or entities from the referenced countries, and there have been no exhibitors at Reed Exhibitions shows in the U.S. from those countries. The U.S. member companies of Reed Exhibitions, which do not organise events in the referenced countries are, therefore, fully in compliance with U.S. law.

Outside the U.S., other Reed Exhibitions companies have organised a small number of trade shows at which the exhibitors have included persons or entities with correspondence addresses in the referenced countries. In the years ended 31 December 2010, 2011 and 2012 the total number of exhibitors (as determined by number of stands) from the referenced countries were 10, 10 and 9 respectively (or less than 0.01% of Reed Exhibitions total exhibitors in each year).

With respect to the staff’s specific comment regarding Sudan, in 2011, non-U.S. entities within Reed Exhibitions organised an exhibition which was held in Abu Dhabi, United Arab Emirates (UAE) which included an exhibitor with a correspondence address in Sudan. We do not believe this violated any trade sanctions laws or regulations.

The registration records maintained by Reed Exhibitions indicate that a small number of visitors at shows outside the U.S. have been persons or entities with correspondence addresses in the referenced countries. In each of the years ended December 31, 2010, 2011 and 2012, the number of visitors from the referenced countries was fewer than 405 (or 0.01% of total visitors) at exhibitions organised by Reed Exhibitions during each such year. We believe that these activities were similarly conducted in compliance with all applicable trade sanction regulations.

The registration records maintained by Reed Exhibitions also indicate that these visitors at shows outside the U.S. have included representatives of governmental agencies from the referenced countries. The revenue generated from these exhibitions was no greater than £0.13 million (or less than 0.01% of annual Reed Exhibitions revenues and less than 0.01% of combined Reed Elsevier revenues) in each year covered by the 20-F.

Total revenues from exhibitors and visitors with correspondence addresses in the referenced countries were less than £0.24 million in each of the three years ended December 31, 2010, 2011 and 2012 (or less than 0.03% of annual Reed Exhibitions revenues and less than 0.01% of combined Reed Elsevier revenues).

We expect to continue to provide, in future periods, products in nature similar to those outlined above, and in a similar immaterial quantum.

Reed Business Information

Reed Business Information (“RBI”) provides data services, information and marketing solutions to business professionals across industries globally. Total revenues for RBI in the three years ended December 31, 2010, 2011 and 2012 were £718 million, £695 million and £663 million, respectively.

Records maintained by RBI indicate that sales were made to persons in the referenced countries during the years ended December 31, 2010, 2011 and 2012. The revenues generated from these sales was no greater than £0.3 million (or less than 0.04% of annual Reed Business Information revenues and less than 0.01% of combined Reed Elsevier revenues) for each of these fiscal years. We believe that these transactions were similarly conducted in compliance with all applicable trade sanction regulations.

We expect to continue to provide, in future periods, products in nature similar to those outlined above, and in a similar immaterial quantum.

Other Reed Elsevier businesses

None of the other Reed Elsevier segments made sales to persons in the referenced countries during the three years covered by the 20-F.

2.	Please discuss for us the materiality of the contacts with Cuba, Sudan, and Syria you describe in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan, or Syria.

The transactions and contacts described in the response to Comment 1 are neither quantitatively nor qualitatively material. Total revenues derived from the referenced countries in the years ended December 31, 2010, 2011 and 2012 were no greater than £3.2 million in any one period, compared with total Reed Elsevier revenues of £6.1 billion, £6.0 billion and £6.1 billion in the years ended December 31, 2010, 2011 and 2012, respectively (revenues for the six months ended June 30, 2013 will be available on or about July 25, 2013). Quantitatively, we consider these amounts to be immaterial when compared to Reed Elsevier total revenue in each of the fiscal years in question. Similarly we also consider the revenues (as disclosed in our response to Comment 1) to be immaterial to each of our reportable segments, in each reporting period.

From a qualitative perspective, we respectfully advise the Staff:

•

For investors that might view these sales as sensitive, we note that all of the sales have been made in compliance with applicable laws in the jurisdictions in which the relevant businesses are organised and operate.

•	Where sales have been made from the U.S., they have been made in accordance with applicable OFAC regulations and permitted exemptions relating to the sale of informational materials.

•

So far as Reed Elsevier is aware, none of the governments of the referenced countries, or persons or entities controlled by those governments, received cash or acted as intermediaries in connection with the transactions and contacts described above.

•

No Reed Elsevier entity has physical operations or personnel stationed in any referenced country, nor have they had physical operations or personnel stationed in any referenced country while the sanctions were in place.

•	We have not experienced any negative investor sentiment (inquiry or objection) to the referenced sales.

In light of the aforementioned qualitative factors, coupled with the immaterial nature of these sales in relation to our overall business during the period covered by the 20-F (and subsequently), we do not believe that the contacts we have with the referenced countries pose a material risk to Reed Elsevier or its investors and stockholders.

Item 4: Information on Reed Elsevier History and Development

Equalization arrangements, page 11

3.	We note that at the arrangements entered into between Reed Elsevier PLC and Reed Elsevier NV at the time of the original combination of their operations established an equalization ratio, whereby one Reed Elsevier NV ordinary share was, in broad terms, intended to confer equivalent economic interests to 1.538 Reed Elsevier PLC ordinary shares. We also note that this equalisation ratio is subject to change to reflect share splits and similar events that affect the number of outstanding ordinary shares of either Reed Elsevier PLC or Reed Elsevier NV. Based upon share repurchases that occurred throughout fiscal year 2012, as well as thereafter, it appears that Reed Elsevier PLC ordinary shares are repurchased at a ratio of greater than 1.538-to-1. In this regard, please tell us whether the aforementioned equalisation ratio has changed subsequent to the original combination of the Reed Elsevier PLC and Reed Elsevier NV businesses. If so, consider whether it would be appropriate to disclose the most recently determined equalization ratio as of each balance sheet date.

At the time of the original combination of Reed International P.L.C. (subsequently renamed Reed Elsevier PLC) and Elsevier NV (subsequently renamed Reed Elsevier NV) an equalization ratio was established such that one Elsevier NV ordinary share was intended to confer equivalent economic interests to 7.69 Reed International P.L.C. ordinary shares. This ratio has been altered over time to reflect share splits undertaken by each company. For example, in 1994 the ordinary shares of Elsevier NV of Dfl (Dutch Florin) 1.00 par value were split into 10 ordinary shares of Dfl 0.10 par value, with the equalization ratio changed from 7.69 to 0.769 in consequence.

The current equalization ratio of 1.538 is unchanged since 1997. The share repurchases in 2012 were undertaken in such a way as to maintain this equalization ratio as well as the overall relative economic interest of the parent companies’ shareholders in the combined businesses, being 52.9 per cent for Reed Elsevier PLC shareholders and 47.1 per cent for Reed Elsevier NV shareholders. Absent any other activity, maintaining this ratio would require shares to be repurchased in a ratio of one Reed Elsevier NV share for every 1.727 Reed Elsevier PLC share (being 1.538 multiplied by 52.9/ 47.1). More Reed Elsevier PLC shares were repurchased than this ratio would imply to take account of the fact that during 2012 more Reed Elsevier PLC than Reed Elsevier NV ordinary shares had been required to be issued to satisfy employee share option exercises.

Item 5: Operating and Financial Review and Prospects

Results of Operations for the Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011, page 28

4.	We note that throughout MD&A, you oftentimes do not quantify the absolute impact of the factors that have been cited as contributors to the variances in your consolidated and/or segments’ results. In certain circumstances, you cite offsetting factors without quantification of their relative impact – for example, when you discuss the revenue reported by the Scientific, Technical & Medical segment for fiscal year 2012, as compared to fiscal year 2011. In other circumstances, you cite the percentage by which an amount recognized for a specific item has changed between comparable reporting periods, without quantification of the absolute change. For example, refer to your discussion of the factors that contributed to the growth in revenue recognized by the Risk Solutions segment for fiscal year 2012, as compared to fiscal year 2011. We believe that the quantification of all material factors on an absolute basis would provide readers with a more complete understanding of the variances in your reported results, as well as provide additional transparency with regard to the impacts of offsetting factors. In this regard, please revise your disclosure to quantify the impact of all material factors, or advise.

The key performances measures used by Reed Elsevier to manage the business segments are revenue and adjusted operating profit. Management also focuses on underlying revenue and underlying adjusted operating profit growth rates and adjusted operating margin as additional metrics to analyse performance. Consequently, we believe the more useful information for users when describing trends and movements within segments are oftentimes these metrics rather than absolute amounts.

In response to the staff’s comment, in future filings the Companies will provide disclosure of the absolute impact of material factors where practically quantifiable. The Companies respectfully advise the staff that in certain instances such quantitative information is not available without undue effort or expense. For example the impact of individual trends in operating costs, such as improvements in process efficiency, or the effect of volume growth are not monitored in such a way that robust quantitative information is readily available. Nonetheless, every effort will be made, where the information is available and material, to provide appropriate disclosure.

5.	We note that you oftentimes refer to variances in underlying revenue and underlying adjusted operating profits when discussing the results of your segments. We also note that there are instances in which the percentage variance in underlying segment revenue may differ significantly from percentage variance in reported segment revenue – including, instances in which underlying segment revenues have experienced growth, while reported segment revenues have declined. Notwithstanding these observations, we note that you have only separately quantified the absolute impacts of underlying growth, acquisitions, disposals, and currency effects on consolidated revenue and consolidated adjusted operating profit. In this regard, we believe that your MD&A disclosure would be significantly enhanced if you provided similar disclosure for your segments, if and when (A) segment results have been materially impacted by one or more the aforementioned factors or (B) the impacts of two or more of those individual factors offset each other. Please revise your disclosure accordingly, or advise.

In response to the staff’s comment, in future filings the Companies will provide disclosure for each reportable segment on an appropriate basis, if and when (A) segment results have been materially impacted by underlying growth, acquisitions, disposals, and currency effects on segment revenue and segment adjusted operating profit or (B) the impacts of two or more of those individual factors offset each other.

6.	We note that your discussion of segment results primarily focuses on segment revenue and adjusted operating profit, while providing only limited, if any, discussion of segment costs. In this regard, we also note the disclosure on page 28 of your filing, which states that “changes in cost of sales, selling and distribution costs, and administrative and other expenses, including changes in individual components thereof, were not material to the adjusted operating profit performance of the individual segments.” Notwithstanding this disclosure, we believe that a more detailed analysis of operating expenses (including cost of sales) may have been appropriate for certain segments for which (A) operating costs appear to have fluctuated significantly (e.g., Risk Solutions and Exhibitions) or (B) the percentage of change in reported operating profit and/or adjusted operating profit significantly exceeded the percentage of change in reported revenue. In addition, given the various references that you have made to (a) process efficiencies and reductions in “print” sales (e.g., in connection with your discussion of the 2012 results of the Scientific, Technical & Medical and Legal segments) and (b) new product development spending (e.g., in connection with your discussion of the 2012 adjusted operating profit margins for the Risk Solutions and Legal segments), it appears that it may have been appropriate to provide a more detailed analysis of the costs incurred for those segments, as well as any changes to the components thereof. Finally, variances in the number of people employed by certain of your segments (i.e., as observed from page F-22 of your filing) may suggest that a more detailed analysis of the costs incurred by those segments may have been meaningful.

Given the observations noted above, we believe that you should (A) assess whether a more detailed and comprehensive analysis of costs should be provided for each segment and (B) revise your disclosure, as appropriate. In this regard, we believe that separate discussions of segment revenues and segment costs generally provide more useful information to readers, as such analyses provide for a more complete analysis of each component of operating profit and/or adjusted operating profit. Please provide an example of your proposed expanded disclosure as part of your response, or advise.

In response to the staff’s comment, the Companies will, in future filings, include a more detailed and comprehensive analysis of costs for each segment when (A) operating costs have fluctuated significantly or (B) the percentage change in reported operating profit or adjusted operating profit differs significantly from the percentage change in reported revenue and the amounts involved are practically quantifiable and material.

An example of our intended additional disclosure based on the disclosure in our Annual Report 2012 to be included in the segment section of the Results of Operations for the Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011 discussion within Item 5 in our Annual Report 2013 (refer page 29 in our 2012 filing), is as follows:

Risk Solutions

Underlying operating cost growth of 7% was broadly in line with revenue growth reflecting spend on new products and content sets, The adjusted operating margin increased by 2.5 percentage points, largely reflecting the impact of portfolio changes in 2011.

Total operating costs, including acquired intangible asset amortisation and acquisition integration costs, decreased by 11% or £82 million to £645 million. Acquired intangible amortisation fell by £47 million reflecting the disposal of the insurance software solutions business. Acquisition integration costs decreased from £25 million to £2 million as result of the completion of the ChoicePoint integration in 2011.

Item 15: Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 83

7.	Based upon your disclosure, Reed Elsevier PLC and Reed Elsevier NV are required to comply with applicable US regulations and, therefore, have established a Disclosure Committee. In this regard, we note your disclosure that this committee “reviewed and evaluated the effectiveness of our controls and procedures as of December 31, 2012,” and that “based upon on that evaluation, the Chief Executive Officer and Chief Financial Officer of Reed Elsevier PLC and Reed Elsevier NV have concluded that our disclosure control and procedures are effective…” However, we also note that it is not clear from your disclosure whether you are concluding on the effectiveness of the disclosure controls and procedures of Reed Elsevier PLC, Reed Elsevier NV, the Reed Elsevier combined businesses, and/or all of the aforementioned businesses. In this regard, we believe that it may be appropriate for you to explicitly conclude on the effectiveness of the disclosure controls and procedures at each of the aforementioned entities, similar to your disclosure regarding the effectiveness of each entity’s internal controls over financial reporting. Please revise your disclosure accordingly or advise.

Our disclosures will state specifically that these conclusions address the effectiveness of the disclosure controls and procedures of each of Reed Elsevier PLC, Reed Elsevier NV and the Reed Elsevier combined businesses.

Item 18: Financial Statements

Notes to the Combined Financial Statements

Note 3. Segment Analysis, page F-18

8.	We note that you have not disclosed a measure of total assets for your individual segments. We also note that paragraph 23 of IFRS requires an entity to disclose a measure of total assets for each reportable segment, if such amounts are regularly reported to the chief operating decision maker (the “CODM”). In this regard, please confirm that a measure of segment assets is not regularly reported to your company’s CODM. Alternatively, revise Note 3 to your financial statements to include all information that is required to be disclosed pursuant to paragraph 23 of IFRS.

We confirm that amounts relating to total assets at a segment level are not regularly reported to the chief operating decision maker and therefore the segmental total assets disclosure that would otherwise be required by paragraph 23 of IFRS 8 Operating Segments is not applicable.

Note 7. Pension Schemes, page F-22

9.	Per your disclosure, your company’s pension obligations relate to a number of pension schemes that are operated around the world. In this regard, we note that (A) the major schemes, historically, have been defined benefit plans and (B) the largest defined benefit schemes are in the UK, the US, and the Netherlands. Despite the existence of separate pension schemes in individual countries, you have disclosed (a) a single set of actuarial assumptions (e.g., discount rates, expected rates of return on assets, expected rates of salary increases, inflation, future pension increases, and mortality rates) for all of your various pension schemes (i.e., on a weighted-average basis) and (b) aggregated information regarding the obligations, assets, and pension expense attributable to your pension schemes. In this regard, please tell us the factors that were considered in determining that it was not necessary to present disaggregated information for pension schemes in different geographic regions. As part of your response, specifically explain whether all of your pension schemes (i) invest in the same or similar assets, (ii) provide for similar pension benefits, (iii) are subject to similar funding regulations and strategies, (iv) are subject to similar risks, and (iv) utilize comparable actuarial assumptions. In addition, tell us the relative size of the defined benefit schemes in the UK, the U.S., and the Netherlands (e.g., as measured as a percentage of total pension assets, total pension obligations, or any other metric deemed reasonable). Please refer to paragraph 138 of IAS 19 for further guidance.

Reed Elsevier operates three principal defined benefit pension schemes, in the UK, the Netherlands and USA. We advise the staff that:

(i) each scheme invests in equities, bonds and other assets. The relative proportion of each type of asset invested in by the schemes varies between the three principal defined benefit pension schemes as illustrated in the table below;

(ii) each scheme provides benefits based on the number of years service provided, but have differences, based on local practice, in how those benefits are determined: the UK scheme benefits are based on final salary, the Netherlands on average salary and the US principally on an accumulating cash balance;

(iii) each scheme operates within its national regulatory framework with funding strategies based on the level of anticipated scheme liabilities and assets valuations;

(iv) the schemes are subject to similar risks relating to inter alia investment performance, future salary inflation and life expectancy; and

(v) the schemes utilize the key actuarial assumptions set out in the table below.

The table below analyses pension scheme assets and liabilities on an IFRS basis as at December 31, 2012, together with the key actuarial assumptions applied, for each of the schemes:

Analysis of pension scheme assets and liabilities

	UK		Netherlands		USA		Total
	£m	% of total	£m	% of total	£m	% of total	£m
Equities	1,208		169		428		1,805
Bonds	1,087		375		253		1,715
Other	221		35		30		286

Scheme assets	2,516	66%	579	15%	711	19%	3,806
Scheme liabilities	(2,654)	62%	(696)	16%	(922)	22%	(4,272)

Net deficit	(138)	30%	(117)	25%	(211)	45%	(466)

Analysis of key actuarial assumptions

	UK	Netherlands	USA	Weighted average
Discount rate	4.65%	3.50%	4.25%	4.40%
Inflation	2.85%	2.00%	3.00%	2.74%

In determining the appropriate disclosure Reed Elsevier considered the language in paragraph 122 of the version of IAS 19 that was applicable for the year ended December 31, 2012. (Note that paragraph 138 referenced in the staff’s comment is from IAS 19 (Revised 2011) which was adopted by Reed Elsevier on January 1, 2013). Paragraph 122 states that when an entity has more than one defined benefit scheme, disclosures may be made in total, separately for each plan or in such groupings as are considered to be the most useful, noting that it may be useful to distinguish groupings by criteria such as geographical location or whether plans had materially different risks.

In applying this guidance, Reed Elsevier considered a range of factors, recognizing that the decision to aggregate information in these disclosures is an area of significant judgment. These factors included the quantitative and qualitative differences between the pension schemes, as described above, as well as the value of disaggregated disclosure to investors and the clarity of the disclosures in illustrating the effect of Reed Elsevier’s defined benefit pension arrangements in aggregate on the combined businesses. The Companies were satisfied that the aggregated information disclosed for the periods presented was appropriate in the circumstances and in light of the disclosure requirements of IAS 19.

In light of the staff’s comment in this area, and our consideration of the disclosure requirements of IAS 19 (Revised 2011) in preparation for adoption of that standard in our filing for the year ending December 31, 2013, Reed Elsevier has concluded that it will present disaggregated information for the principal defined benefit pensions schemes described above.

10.	Please tell us why the “expected rate of return on scheme assets” was disclosed as “n/a” at December 31, 2012. If this assumption has been disclosed as “n/a” due to the expected change to the method used to calculate pension asset returns under the revisions to IAS 19 (i.e., as described on page F-17 of your filing), please explain why the discount rate attributable to high quality corporate bonds was not disclosed for this assumption.

Under the version of IAS 19 Employee Benefits applied up to December 31, 2012 the purpose of the expected return on assets was to set the income statement credit relating to defined benefit pension scheme assets for the following financial year. As of January 1, 2013, Reed Elsevier has adopted IAS 19 (Revised 2011), as described on page F-17 of the filing. As the staff note in their comment, under the revised standard pension asset returns recognized in the income statement are to be calculated by reference to the discount rate of a high quality corporate bond rather than the expected return on scheme assets. Given this background Reed Elsevier considered that it was not relevant to disclose an expected rate of return in scheme assets as at December 31, 2012. Additionally, the relevant discount rate of a high quality corporate bond is disclosed in the line above the expected return on assets line in the table on page F-23. Reed Elsevier considered that this disclosure, together with the description of the implications of the adoption of IAS 19 (Revised 2011) provided on page F-17 provided sufficient, appropriate information to users and complied with the requirements of IAS 19.

Reed Elsevier PLC Consolidated Financial Statements

Reed Elsevier Combined Financial Statements

Notes to the Consolidated Financial Statements

Note 12. Investments in joint ventures, page F-65

11.	Please tell us and, if appropriate, disclose what “funding balances due from joint ventures” represents, as well as the factors that result in changes to this balance. In addition, explain to us and, as appropriate, disclose the relationship between this balance and Reed Elsevier PLC’s shareholders’ share of the joint ventures “total liabilities,” if any. Lastly, please include similar disclosure in Note 12 (“Investments in joint ventures”) to Reed Elsevier NV’s financial statements, if applicable.

Funding balances due from joint ventures represent a long term receivable balance due to Reed Elsevier PLC from its joint venture investee, Reed Elsevier Group plc. The balance outstanding may change according to the funding requirements of Reed Elsevier PLC and the amount of dividends received that are loaned to Reed Elsevier Group plc where they are not required to be used to pay dividends to the shareholders of Reed Elsevier PLC. During the year ended December 31, 2012, the amount of dividends received by Reed Elsevier PLC from its joint venture investees Reed Elsevier Group plc and Elsevier Reed Finance BV amounted to £694 million, disclosed on page F-65 of the filing. As these dividend receipts exceeded the aggregate funding required for the payment of dividends by Reed Elsevier PLC to its shareholders and share repurchases, the excess cash received was loaned to Reed Elsevier Group plc. Reed Elsevier PLC considers that in substance the receivable balance forms part of its net investment in its joint venture in accordance with IAS 28 Investments in Associates paragraph 29 and therefore presents it as such in Reed Elsevier PLC’s consolidated balance sheet.

The text below the table disclosing Reed Elsevier PLC’s share of joint venture assets and liabilities states that:

“The above amounts exclude assets and liabilities held directly by Reed Elsevier PLC and include the counterparty balances of amounts owed to and by other Reed Elsevier businesses.”

This is intended to explain that the funding balance liability due to Reed Elsevier PLC is included in the “Reed Elsevier PLC’s shareholders’ share of the joint ventures” total liabilities figure included in the table.

In response to the staff’s comment, and in order to improve clarity, in future filings Reed Elsevier PLC will amend the explanatory disclosure as follows:

“The above amounts for Reed Elsevier PLC’s shareholder’s share of total assets and total liabilities exclude assets and liabilities held by Reed Elsevier PLC, but include the counterparty balances of amounts owed to and by other Reed Elsevier businesses.”

Similar clarifying language will be added to the consolidated financial statements of Reed Elsevier NV.

Please contact me on 011 44 20 7166 5620 if you wish to discuss our response to the comment letter.

Yours sincerely

Duncan Palmer

Chief Financial Officer

Reed Elsevier PLC

Reed Elsevier NV

cc:	Jeffrey Sears
Dana Brown
Lauren Nguyen
Division of Corporation Finance
Securities and Exchange Commission